UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April 2003


                           DEUTSCHE BANK CORPORATION

                (Translation of Registrant's Name Into English)

                       DEUTSCHE BANK AKTIENGESELLSCHAFT
                                TAUNUSANLAGE 12
                            60325 FRANKFURT am MAIN
                                    GERMANY

                   (Address of Principal Executive Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X     Form 40-F
                                 ---

             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes            No   X
                                ---           ---

PRESS RELEASE                                             [Deutsche Bank Logo]

DEUTSCHE BANK 1Q 2003 PRE-TAX PROFIT IMPACTED BY NET CHARGES OF APPROXIMATELY EUR 725 MILLION


STRONG UNDERLYING PERFORMANCE OF APPROXIMATELY EUR 950 MILLION (MORE THAN 70 PER CENT OVER 1Q 2002)


FRANKFURT AM MAIN, April 24, 2003 - Based on the regular review of principal investments, and taking into account the difficult market conditions in 1Q 2003, Deutsche Bank has recorded net charges in the quarter of approximately EUR 725 million. These net charges are comprised of the following:

- Net losses from equity investments of approximately EUR 625 million, principally from the write-off of the Bank's investment in Gerling-Konzern Versicherungs-Beteiligungs-AG, and reflecting the Bank's share of net losses in equity method investments.

- Net write downs of almost EUR 400 million in securities available for sale due to the continuing decline in the equity markets. The largest losses were recorded on the Bank's investments in EFG Eurobank, Fiat and mg technologies.

- Write down of private equity investments of approximately EUR 100 million.

- Impairment of goodwill of approximately EUR 100 million following recent decisions relating to the Private Equity fee-based businesses.

- The above charges were partially offset by net gains on the sale of businesses of approximately EUR 500 million, with the sale of the Global Securities Services business accounting for the largest item.

As a result of continued strong performance in its main business activities, the Bank expects to announce an underlying pre-tax profit of approximately EUR 950 million resulting in a reported pre-tax profit of approximately EUR 225 million. Due to the non tax-deductible nature of most of the losses mentioned above, the Group expects a net loss after tax of approximately EUR 200 million.

The full set of results will be released on 30 April 2003.

RECONCILIATION OF REPORTED AND UNDERLYING RESULTS

_________________________________________________________________

In EUR million                                 Three months ended
                                                   March 31, 2003
_________________________________________________________________



REPORTED INCOME BEFORE INCOME TAXES                     225

Net losses from at equity investments                   625
Net write-downs on securities availabe for sale         400
Net write-downs on private equity investments           100
Goodwill impairment                                     100
Net gains on the sale of businesses                    (500)


UNDERLYING PRE-TAX PROFIT                               950
_____________________________________________________________

All figures are approximate.


For further information, please call:


DEUTSCHE BANK

Jezz Farr                +49 69 910-33406
Ronald Weichert          +49 69 910-38664




________________________
This Press Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this Press Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    DEUTSCHE BANK AKTIENGESELLSCHAFT


Date: April 24, 2003
                                    By: ___/s/  M. Otto__________________
                                    Name: Mathias Otto
                                    Title:Senior Counsel

                                    By: ___/s/ A. Di Iorio_______________
                                    Name: Anthony Di Iorio
                                    Title:Group Controller